UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            ION MEDIA NETWORKS, INC.
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                                (Name of Issuer)


                Class A Common Stock, Par Value $0.001 Per Share
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                         (Title of Class of Securities)


                                    704231109
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                                 (CUSIP Number)


                    Elizabeth A. Newell, Assistant Secretary
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                               NBC Universal, Inc.
                    30 Rockefeller Plaza, New York, NY 10112
                                 (212) 664-3307
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 22, 2007
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends the
Schedule 13D filed on September 27, 1999 (the "Initial Schedule 13D"), as amended by Amendment No. 1 filed on February 14, 2003, Amendment No. 2 filed on November 9, 2005 and Amendment No. 3 filed on January 18, 2007 (together with the Initial Schedule 13D, the "Schedule 13D"), which relates to shares of Class A Common Stock ("Class A Common Stock"), par value $0.001 per share, of ION Media Networks, Inc., f/k/a/ Paxson Communications Corp. (the "Company"). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

         "On February 16, 2007, the Board approved CIG Media LLC ("CM") as a permitted transferee of the Call Right under the Call Agreement.

         On February 22, 2007, NBCU, NBC Palm Beach II and CM entered into a Call Right Transfer Agreement (the "Call Right Transfer Agreement"), pursuant to which, among other matters, NBC Palm Beach II agreed to assign to CM, and CM agreed to assume, all of the rights and obligations of NBC Palm Beach II under the Call Agreement. The assignment to, and assumption by, CM of such rights and obligations under the Call Agreement is subject to the satisfaction or waiver of various conditions precedent, including the approval by the Board of the Proposed Transaction. Accordingly, CM does not have any obligations under the Call Agreement until such time, if any, when the transfer and assignment of the Call Right occurs. In addition, the Call Right Transfer Agreement provides that if the Board does not approve the Proposed Transaction on or prior to March 31, 2007, NBCU shall have the right to terminate the Call Right Transfer Agreement.

         The foregoing description of the Call Right Transfer Agreement is not complete and is subject to the terms in the Call Right Transfer Agreement, attached hereto as Exhibit 22 and incorporated herein by reference.

         In order to expedite the consummation of the Proposed Transaction and the delivery of the benefits to the Company's various stakeholders, CM and its advisors will promptly complete all materials necessary to file an application with the FCC requesting, among other things, that the FCC consent to the transfer of the shares of common stock of the Company beneficially owned by the Call Stockholders to CM and would like to file such application as soon as practicable with the assistance of the Company's affiliates and their respective advisors. The filing of an FCC application in connection with the Proposed Transaction does not in any way prejudice the right of the Board to subsequently approve or disapprove of the Proposed Transaction.

         Based on discussions held between January 23, 2007 and February 20, 2007 among representatives of NBCU and CLP, the Board and its advisors, on February 22, 2007 NBCU and CLP submitted a letter (the "Revised Proposal Letter") to the Board setting forth certain modifications to particular aspects of the terms of the Proposed Transaction as initially reflected in the Letter and Term Sheet submitted to the Board on January 17, 2007 to further enhance the benefits of the Proposed Transaction to the Company and its various stakeholders. The following is a summary of the changes to the Term Sheet and the Proposed Transaction (capitalized terms used in the following bullets but not otherwise defined shall have the meanings ascribed to such terms in the Term Sheet):

         o The Company is no longer required to conduct the Company Tender Offer for shares of Class A Common Stock, and CM will retain any shares of Class A Common Stock acquired in the tender offer it conducts as set forth in the Term Sheet.

         o The Company is no longer required to seek consent from its senior lenders with respect to an amendment to increase the Restricted Payment basket from $50,000,000 to $70,000,000. However, the Company will be required to obtain confirmation from its senior lenders that their "change of control" put right will not be triggered by the Proposed Transaction.

         o CM will participate in the Exchange Offer and exchange all CLP 14-1/4% Preferred and CLP 9-3/4% Preferred for an aggregate principal amount of $66.8 million of Subordinated Debt in the Exchange Offer.

         o NBC Palm Beach I will exchange with the Company $210,000,000 in face amount of Series B Preferred Stock for $210,000,000 in face amount of Series D Non-Convertible Preferred and will transfer to CM all of such Series D Non-Convertible Preferred.

         o CM will exchange with the Company $98,000,000 in face amount of Series D Non-Convertible Preferred for $98,000,000 in face amount of Series A Convertible Preferred and $112,000,000 in face amount of Series D Non-Convertible Preferred for $200,000,000 in face amount of Series C-2 Convertible Preferred. The conversion price of each share of Series C-2 Convertible Preferred will be approximately $0.89 per share of Class A Common Stock.

         o NBC Palm Beach I will exchange with the Company $21,070,000 in face amount of Series B Preferred Stock for $31,070,000 in face amount of Series C-1 Convertible Preferred. The conversion price of each share of Series C-1 Convertible Preferred will be $0.75 per share of Class A Common Stock.

         CLP and NBCU also agreed to certain changes to the Term Sheet and the Proposed Transaction solely involving CLP and NBCU to adjust the relative economic benefits and beneficial ownership interests between CLP and NBCU to reflect the foregoing proposed structural changes.

         The foregoing description of the Revised Proposal Letter is not complete and is subject to the terms in the Revised Proposal Letter, attached hereto as Exhibit 23 and incorporated herein by reference.

         Except as set forth herein, in the Schedule 13D, and in the exhibits hereto and thereto, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the form of Schedule 13D."

Item 7.  Materials to be Filed as Exhibits.

  Exhibit No.   Description

  Exhibit 22 Call Right Transfer Agreement, dated February 22, 2007, among NBC Palm Beach Investment II, Inc., NBC Universal, Inc. and CIG Media LLC.

  Exhibit 23 Letter, dated February 22, 2007, from NBC Universal, Inc. and Citadel Limited Partnership to ION Media Networks, Inc.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 GENERAL ELECTRIC COMPANY

                                 By:      /s/ Lynn A. Calpeter
                                 -----------------------------------------------
                                 Name:    Lynn A. Calpeter
                                 Title:   Authorized Signatory


                                 NATIONAL BROADCASTING COMPANY HOLDING, INC.

                                 By:      /s/ Elizabeth A. Newell
                                 -----------------------------------------------
                                 Name:    Elizabeth A. Newell
                                 Title:   Assistant Secretary


                                 NBC UNIVERSAL, INC.

                                 By:      /s/ Elizabeth A. Newell
                                 -----------------------------------------------
                                 Name:    Elizabeth A. Newell
                                 Title:   Assistant Secretary


                                 NBC PALM BEACH INVESTMENT I, INC.

                                 By:      /s/ Elizabeth A. Newell
                                 -----------------------------------------------
                                 Name:    Elizabeth A. Newell
                                 Title:   Assistant Secretary


                                 NBC PALM BEACH INVESTMENT II, INC.

                                 By:      /s/ Elizabeth A. Newell
                                 -----------------------------------------------
                                 Name:    Elizabeth A. Newell
                                 Title:   Assistant Secretary


Dated:  February 22, 2007

                                 EXHIBIT INDEX


Exhibit No.   Description

Exhibit 22 Call Right Transfer Agreement, dated February 22, 2007, among NBC Palm Beach Investment II, Inc., NBC Universal, Inc. and CIG Media LLC.

Exhibit 23 Letter, dated February 22, 2007, from NBC Universal, Inc. and Citadel Limited Partnership to ION Media Networks, Inc.